Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	June 30 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	11	204	53
Trade receivables and other	11	453	441
Derivative financial instruments	11	20	52
Inventory		90	137
		767	683
Non-current assets
Property, plant and equipment	4	8,388	7,560
Intangible assets and goodwill		2,832	2,841
Investments in equity accounted investees		150	153
Deferred tax assets		20	19
Other assets		10	6
		11,400	10,579
Total Assets		12,167	11,262

Liabilities and Equity Current liabilities
Trade payables and accrued liabilities	11	502	550
Taxes payable	11		58
Dividends payable	11	52	49
Loans and borrowings	5, 11	5	4
Derivative financial instruments	11	20	44
		579	705
Non-current liabilities
Loans and borrowings	5, 11	3,148	2,466
Convertible debentures	11	386	391
Derivative financial instruments	11	62	73
Employee benefits, share-based payments and other		35	44
Deferred revenue		47	44
Decommissioning provision	6	411	410
Deferred tax liabilities	7	898	793
		4,987	4,221
Total Liabilities		5,566	4,926
Equity
Equity attributable to shareholders of the Company
Common share capital	8	7,074	6,876
Preferred share capital	8	1,100	880
Deficit		(1,560)	(1,400)
Accumulated other comprehensive income		(13)	(20)
Total Equity		6,601	6,336
Total Liabilities and Equity		12,167	11,262

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	Note	2015	2014	2015	2014
Revenue		1,213	1,606	2,367	3,365
Cost of sales		1,013	1,388	1,955	2,847
Loss (gain) on commodity-related derivative financial instruments			4	(16)	2
Gross profit		200	214	428	516

General and administrative		37	35	86	72
Other (income) expense		(2)	1	(3)	2
		35	36	83	74
Results from operating activities		165	178	345	442
Net finance costs	9	26	48	39	109
Earnings before income tax and equity accounted investees		139	130	306	333
Share of loss of investment in equity accounted investees, net of tax		3	2	5	2

Current tax expense		23	15	45	49
Deferred tax expense	7	70	36	93	58
Income tax expense		93	51	138	107

Earnings attributable to shareholders		43	77	163	224
Other comprehensive income
Exchange differences on translation of foreign operations that will not be reclassified into earnings, net of tax		(2)		7
Total comprehensive income attributable to shareholders		41	77	170	224

Earnings per common share (dollars)		0.09	0.21	0.41	0.65

Weighted average number of common shares (millions)
Basic		342	323	341	321
Diluted		343	325	341	322

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2014		6,876	880	(1,400)	(20)	6,336		6,336
Earnings				163		163		163
Exchange differences on translation of foreign operations					7	7		7
Total Comprehensive Income				163	7	170		170
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	8		220			220		220
Dividend reinvestments	8	178				178		178
Debenture conversions	8	8				8		8
Share-based payment transactions	8	12				12		12
Dividends declared – common	8			(302)		(302)		(302)
Dividends declared – preferred	8			(21)		(21)		(21)
Total transactions with shareholders of the Company		198	220	(323)		95		95
June 30, 2015		7,074	1,100	(1,560)	(13)	6,601		6,601

December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				224		224		224
Transactions with shareholders of the company
Preferred shares issues, net of issue costs			245			245		245
Dividend reinvestments		157				157		157
Debenture conversions		207				207		207
Share-based payment transactions and other		8				8		8
Dividends declared – common				(274)		(274)		(274)
Dividends declared- preferred				(13)		(13)		(13)
Total transactions with shareholders of the Company		372	245	(287)		330		330
June 30, 2014		6,344	636	(1,252)	(8)	5,720	5	5,725

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions)	Note	2015	2014	2015	2014
Cash provided by (used in)
Operating activities
Earnings		43	77	163	224
Adjustments for
Depreciation and amortization		58	53	115	107
Net finance costs	9	26	48	39	109
Share of loss of investments in equity accounted investees, net of tax		3	2	5	2
Income tax expense		93	51	138	107
Share based compensation expense		8	11	21	21
Unrealized loss on commodity-related derivative financial instruments		4	4	6
Change in non-cash operating working capital		23	(57)	(9)	(34)
Other		(2)	7	14	7
Share-based compensation payment		(1)		(28)	(30)
Net interest paid		(19)	(28)	(33)	(39)
Taxes paid		(27)	(13)	(102)	(58)
Cash flow from operating activities		209	155	329	416
Financing activities
Bank borrowings		130		410
Repayment of loans and borrowings		(462)	(247)	(923)	(297)
Issuance of preferred shares		225		225	250
Issuance of medium term notes		600	600	1,200	600
Issue costs and financing fees		(14)	(5)	(16)	(13)
Exercise of stock options		2	3	4	7
Dividends paid (net of shares issued under the dividend reinvestment plan)		(69)	(65)	(141)	(127)
Cash flow from financing activities		412	286	759	420
Investing activities
Capital expenditures		(387)	(298)	(885)	(585)
Changes in non-cash investing working capital and other		(51)	5	(23)	4
Interest paid during construction		(18)	(13)	(31)	(17)
Recovery of assets or proceeds from sale		2	2	26	3
Contributions to equity accounted investees		(5)	(3)	(24)	(5)
Cash flow used in investing activities		(459)	(307)	(937)	(600)
Change in cash and cash equivalents		162	134	151	236
Cash and cash equivalents, beginning of period		42	153	53	51
Cash and cash equivalents, end of period		204	287	204	287

See accompanying notes to the condensed consolidated interim financial statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three and six months ended June 30, 2015. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 6, 2015.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2014 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements, except as noted below.

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2014 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2014	148	3,419	3,276	795	1,211	8,849
Additions		159	162	17	543	881
Acquisition					4	4
Change in decommissioning provision		9	(12)			(3)
Capitalized interest		2			32	34
Transfers		151	200	30	(381)
Disposals and other		5	(5)	(6)	(1)	(7)
Balance at June 30, 2015	148	3,745	3,621	836	1,408	9,758

Depreciation
Balance at December 31, 2014	5	872	320	92		1,289
Depreciation		31	43	16		90
Disposals		(1)	(2)	(6)		(9)
Balance at June 30, 2015	5	902	361	102		1,370

Carrying amounts
December 31, 2014	143	2,547	2,956	703	1,211	7,560
June 30, 2015	143	2,843	3,260	734	1,408	8,388

Commitments

At June 30, 2015, the Company has contractual construction commitments for property, plant and equipment of $2,024 million (December 31, 2014: $1,978 million), excluding significant projects awaiting regulatory approval.

5.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Available facilities at June 30, 2015	Nominal interest rate	Year of maturity		June 30 2015	December 31 2014
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2016	(3)
Revolving unsecured credit facility(1)	2,000	prime + 0.45 or BA(2) + 1.45	2020			510
Senior unsecured notes – Series C	200	5.58	2021		198	197
Senior unsecured notes – Series D	267	5.91	2019		266	266
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	450	4.75	2043		446	198
Senior unsecured medium-term notes 4	600	4.81	2044		596	596
Senior unsecured medium-term notes 5	450	3.54	2025		448
Senior unsecured medium-term notes 6	500	4.24	2027		497
Finance lease liabilities and other					5	6
Total interest bearing liabilities	5,197				3,153	2,470
Less current portion					(5)	(4)
Total non-current					3,148	2,466

(1)	The nominal interest rate is based on the Company's credit rating at June 30, 2015.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On February 2, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, Series 5 having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, Series 3, due April 30, 2043.

On April 16, 2015, Pembina increased the available funds under its unsecured revolving credit facility to $2 billion and retained the accordion feature, at Pembina's option, for an additional $750 million. The unsecured revolving credit facility maturity date was extended to May 2020 and the operating facility maturity date was extended to May 31, 2016.

On June 16, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027, and $100 million through the re-opening of its 4.75 percent medium-term notes, Series 3, due April 30, 2043.

All facilities are governed by specific debt covenants which Pembina was in compliance with as at June 30, 2015 (December 31, 2014: in compliance).

6.	DECOMMISSIONING PROVISION

($ millions)	Total
Balance at December 31, 2014	410
Unwinding of discount rate	5
Change in rates	2
Additions	21
Change in estimates and other	(27)
Balance at June 30, 2015	411

The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk free rate of 2.31 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the six months ending June 30, 2015, $1 million was in excess of the carrying amount of the related asset and was credited to depreciation expense (December 31, 2014: $8 million).

7.	DEFERRED TAX

Effective July 1, 2015, the Alberta provincial corporate tax rate increased from 10% to 12%. This amendment was substantively enacted June 18, 2015. As a result, deferred tax expense and deferred tax liabilities increased $52 million for the three and six months ended June 30, 2015.

8.	SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2014	337,924	6,876
Dividend reinvestments	4,630	178
Debenture conversions	254	8
Share-based payment transactions	157	12
Balance at June 30, 2015	342,965	7,074

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2014	36,000	880
Class A, Series 9 Preferred shares issued, net of issue costs	9,000	220
Balance at June 30, 2015	45,000	1,100

On April 10, 2015 Pembina issued 9 million cumulative redeemable rate reset class A preferred shares, Series 9 ("Series 9 Preferred Shares") for aggregate gross proceeds of $225 million.

Dividends on the Series 9 Preferred Shares are expected to be $0.2969 quarterly, or $1.1875 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to, but excluding, December 1, 2020.

Dividends

The following dividends were declared by the Company:

Six Months Ended June 30 ($ millions)	2015	2014
Common shares
$0.885 per qualifying share (2014: $0.85)	302	274

Preferred shares
$0.53125 per qualifying Series 1 share (2014: $0.53125)	5	5
$0.58750 per qualifying Series 3 share (2014: $0.58750)	4	3
$0.62500 per qualifying Series 5 share (2014: $0.46318)	6	5
$0.56250 per qualifying Series 7 share (2014: $nil)	6
	21	13

On May 5, 2015, Pembina announced that it increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date.

On July 9, 2015, Pembina announced that the Board of Directors declared a dividend for July of $0.1525 per qualifying common share ($1.83 annualized) in the total amount of $52 million, payable on August 15, 2015 to shareholders of record on July 25, 2015. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share and $0.4685 per qualifying Series 9 preferred share in the total amount of $15 million payable on September 1, 2015.

9.	NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2015	2014	2015	2014
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	15	19	30	33
Convertible debentures	7	8	14	18
Unwinding of discount rate	3	2	5	5
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(2)	(2)	1
Loss (gain) on revaluation of conversion feature of convertible debentures	1	21	(10)	55
Foreign exchange losses (gains) and other	2		(1)	(2)
Net finance costs	26	48	39	109

10.	OPERATING SEGMENTS

3 Months Ended June 30, 2015 ($ millions)	Conventional Pipelines(1)(4)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	152	50			(26)	176
Terminalling, storage and hub services				988		988
Gas services			49			49
Total revenue	152	50	49	988	(26)	1,213
Operating expenses	50	15	14	17		96
Cost of goods sold, including product purchases				889	(27)	862
Realized gain on commodity-related derivative financial instruments				(4)		(4)
Operating margin	102	35	35	86	1	259
Depreciation and amortization included in operations	19	5	7	23	1	55
Unrealized (gain) loss on commodity-related derivative financial instruments	(3)			7		4
Gross profit	86	30	28	56		200
Depreciation included in general and administrative					3	3
Other general and administrative	2	1	1	6	24	34
Other income	(2)					(2)
Reportable segment results from operating activities	86	29	27	50	(27)	165
Net finance costs (income)	1		1	(1)	25	26
Reportable segment earnings (loss) before tax and equity accounted investees	85	29	26	51	(52)	139
Share of loss of investment in equity accounted investees, net of tax				3		3
Capital expenditures	169	2	64	137	15	387

(1)	Eight percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $18 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.

3 Months Ended June 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	122	48			(12)	158
Terminalling, storage and hub services				1,409		1,409
Gas services			39			39
Total revenue	122	48	39	1,409	(12)	1,606
Operating expense	44	15	13	21	(2)	91
Cost of goods sold, including product purchases				1,258	(12)	1,246
Realized loss (gain) on commodity-related derivative financial instruments	1			(1)
Operating margin	77	33	26	131	2	269
Depreciation and amortization included in operations	1	3	4	43 (4)		51
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			5		4
Gross profit	77	30	22	83	2	214
Depreciation included in general and administrative					2	2
Other general and administrative	2	1	2	5	23	33
Other expense				1		1
Reportable segment results from operating activities	75	29	20	77	(23)	178
Net finance costs (income)	1		1	(1)	47	48
Reportable segment earnings (loss) before tax and equity accounted investees	74	29	19	78	(70)	130
Share of loss of investment in equity accounted investees, net of tax				2		2
Capital expenditures	92	20	85	88	13	298

(1)	Three percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $30 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Includes impairment on non-core trucking related assets of $13 million.

6 Months Ended June 30, 2015 ($ millions)	Conventional Pipelines(1)(4)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	306	105			(46)	365
Terminalling, storage and hub services				1,899		1,899
Gas services			103			103
Total revenue	306	105	103	1,899	(46)	2,367
Operating expenses	106	35	31	35	(2)	205
Cost of goods sold, including product purchases				1,687	(46)	1,641
Realized gain on commodity-related derivative financial instruments				(22)		(22)
Operating margin	200	70	72	199	2	543
Depreciation and amortization included in operations	38	9	15	46	1	109
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)			8		6
Gross profit	164	61	57	145	1	428
Depreciation included in general and administrative					6	6
Other general and administrative	4	4	3	13	56	80
Other expenses (income)	1	(3)		(1)		(3)
Reportable segment results from operating activities	159	60	54	133	(61)	345
Net finance costs (income)	1		1	(2)	39	39
Reportable segment earnings (loss) before tax and equity accounted investees	158	60	53	135	(100)	306
Share of loss of investment in equity accounted investees, net of tax				5		5
Capital expenditures	454	7	136	260	28	885

(1)	Eight percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $72 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.

6 Months Ended June 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)		Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	239	100				(25)	314
Terminalling, storage and hub services				2,970			2,970
Gas services			81				81
Total revenue	239	100	81	2,970		(25)	3,365
Operating expense	84	33	26	46		(3)	186
Cost of goods sold, including product purchases				2,583		(25)	2,558
Realized loss on commodity-related derivative financial instruments	1			1			2
Operating margin	154	67	55	340		3	619
Depreciation and amortization included in operations	14	8	10	71	(4)		103
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)			2
Gross profit	142	59	45	267		3	516
Depreciation included in general and administrative						4	4
Other general and administrative	5	2	3	11		47	68
Other expense			1	1			2
Reportable segment results from operating activities	137	57	41	255		(48)	442
Net finance costs	2		1	1		105	109
Reportable segment earnings (loss) before tax and equity accounted investees	135	57	40	254		(153)	333
Share of loss of investment in equity accounted investees, net of tax				2			2
Capital expenditures	233	25	157	153		17	585

(1)	Five percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $116 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Includes impairment on non-core trucking related assets of $13 million.

11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	June 30, 2015			December 31, 2014
($ millions)	Carrying Value		Fair Value	Carrying value		Fair Value
Financial assets carried at fair value
Derivative financial instruments	20		20	52		52

Financial assets carried at amortized cost
Cash and cash equivalents	204		204	53		53
Trade receivables and other	453		453	441		441
	657		657	494		494

Financial liabilities carried at fair value
Derivative financial instruments	82		82	117		117

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	502		502	550		550
Taxes payable				58		58
Dividends payable	52		52	49		49
Loans and borrowings	3,153		3,274	2,470		2,590
Convertible debentures	386	(1)	584	391	(1)	592
	4,093		4,412	3,518		3,839

(1) Carrying value excludes conversion feature of convertible debentures.

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com